Exhibit 99.1

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Appoints David Spivak as Chief Financial Officer

Hong Kong, China, April 21, 2016 – Seaspan Corporation (NYSE:SSW) (the “Company”) announced today that David Spivak is joining the Company as its Chief Financial Officer, starting May 2, 2016. Mark Chu will continue to serve as interim CFO until David’s arrival, whereupon Mark will continue in his current roles as Vice President, Corporate Development and General Counsel.

David has over 20 years of corporate finance and global capital markets experience. From 1995 to 2012, he worked at Citigroup, serving in various roles, including as a Managing Director in the Investment Banking and Equity Capital Markets Groups as well as the Canadian Head of Global Capital Structuring and Chief Operating Officer of Citigroup Global Markets Canada. From 2005 to 2009, David was based in New York and led Citigroup’s equity capital markets business in the aircraft leasing, maritime and SPAC sectors. Most recently, he served as President and Founder of Brockstreet Consulting, where he advised companies on corporate finance matters.

David holds a Bachelor of Commerce (Honours) degree with Distinction from the University of Manitoba and an MBA with High Honors from the University of Chicago. He is a Certified Public Accountant (inactive) and currently serves as a Director of Höegh LNG Partners LP.

Gerry Wang, Chief Executive Officer, Co-Chairman and Co-Founder of Seaspan, stated, “We are pleased to welcome David to Seaspan as our new CFO. He has extensive corporate finance and capital markets experience and has been a trusted advisor to the company for over 10 years. We also thank Mark for his leadership as interim Chief Financial Officer and for his ongoing contributions to Seaspan.”

Mr. Spivak added, “I am looking forward to joining Seaspan. The Company has grown significantly since its initial public offering in 2005 and has a proven business model and long track record of innovation.”

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 17 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 86 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	6.375% senior unsecured notes due 2019

For Investor Relations Inquiries:

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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